Filed Pursuant to Rule 424(b)(3)

Registration No. 333-109489

Prospectus Supplement No. 2

(To Prospectus Dated December 22, 2003)

$210,000,000

3.25% Convertible Notes due August 1, 2010

and the Class A Common Stock

Issuable Upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of our 3.25% convertible notes due August 1, 2010 and the shares of Class A common stock issuable upon conversion of the notes.

You should read this prospectus supplement together with the prospectus dated December 22, 2003, which is to be delivered with this prospectus supplement. The terms of the notes are set forth in the prospectus.

The table below sets forth additional information concerning beneficial ownership of the notes and the shares of Class A common stock issuable upon conversion of the notes, and supplements and amends the table appearing under “Selling Securityholders” beginning on page 17 of the prospectus. To the extent that a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling securityholder updates and amends the information in the prospectus.

Name	Principal Amount of Notes Beneficially Owned that may be Sold	Shares of Class A Common Stock Issuable upon Conversion that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Convertible Securities Fund (5)	$85,000	6,953	9,821	*	2,868	*
Goldman, Sachs & Co. (6)	26,490,000	2,167,093	2,167,093	1%	—	*
Merrill Lynch, Pierce, Fenner & Smith, Inc. (6)	5,000,000	409,040	575,644	*	166,604	*
MFS Mid Cap Value Fund A Series of MFS Series Trust XI (7)	1,000,000	81,808	81,808	*	—	*
Mid Cap Value Series A Series of MFS/Sun Life Series Trust (7)	60,000	4,908	4,908	*	—	*
Nations Convertible Securities Fund	11,910,000	974,333	1,337,447	*	363,114	*
Wachovia Bank National Association (7)	1,911,000	156,335	156,335	*	—	*
Wachovia Capital Markets LLC (6)	4,505,000	368,545	368,545	*	—	*

*	Indicates less than 1%.
(1)	Assumes conversion of the entire amount of notes held by the selling securityholder at the rate of 81.8080 shares of our Class A common stock per each $1,000 principal amount of notes converted. The number of shares of Class A common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description of Notes.” Under the terms of the notes, cash will be paid instead of issuing any fractional shares.
(2)	Includes shares of Class A common stock that the selling securityholder has the right to acquire upon conversion of our Class C common stock, 3.25% convertible notes due August 1, 2010, 6.25% convertible notes due 2009, 2.25% convertible notes due 2009 and 5% convertible notes due 2010.
(3)	Based on 212,698,594 shares of Class A common stock outstanding as of January 30, 2004.
(4)	We cannot estimate the amount of notes or the number of shares of Class A common stock issuable upon conversion of the notes that will be beneficially owned by the selling securityholders after any offering by the selling securityholders because they may sell all or a portion of the notes or the shares of Class A common stock beneficially owned by them. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of Class A common stock covered by this prospectus will be held by the selling securityholders.
(5)	Yanfang C. Yan and Ed Cassens have voting and investment control over the securities beneficially owned by this selling securityholder.
(6)	This selling securityholder has identified itself as a registered broker-dealer and, accordingly, an underwriter. Please see “Plan of Distribution” beginning on page 45 of the prospectus for required disclosure regarding these selling securityholders.
(7)	This selling securityholder has identified itself as an affiliate of a broker-dealer. Please see “Plan of Distribution” beginning on page 45 of the prospectus for required disclosure regarding these selling securityholders.

Investing in the notes and our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus.

We will not receive any of proceeds from the sale of notes or Class A common stock by the selling securityholders. The selling securityholders may sell the notes or Class A common stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 19, 2004.